PEOPLES BANKCORP, INC.

ANNUAL

2001

REPORT

PEOPLES BANKCORP, INC.
825 STATE STREET
OGDENSBURG, NEW YORK 13669

Dear Stockholders:

On behalf of the Board of Directors, Officers and Employees of Peoples Bankcorp, Inc. and its subsidiary, Ogdensburg Federal Savings and Loan Association, I am pleased to present our fourth Annual Report as a public company.

What about 2002? In the year 2001, there was a softening of the US economy especially after the September 11th tragedy that had some effect on Peoples Bankcorp, Inc. and its subsidiary, Ogdensburg Federal Savings and Loan Association. While this softening had some impact on our earnings, we were able to report earnings per share of $1.10 for a total net income of $138,000 for the year. Our per share book value increased to $23.22. As interest rates declined during the year 2001, our earnings outlook for 2002 should improve.

Our common stock continues to be listed on the OTC "Electronic Bulletin Board" under the symbol "PBKO." The high and low bid prices for the common stock during the year were $20.00 and $14.00, respectively, with the closing price on December 31, 2001 of $20.000. Your Board of Directors during the year declared a cash dividend of $0.05 per share that was paid in December 2001. This was the second annual dividend we have paid. Also, the Board approved the repurchase of up to 5% of the outstanding shares of common stock during the year 2000. We were not able to repurchase all of the 5% as the availability for shares for sale has been limited. We will continue to repurchase shares during 2002 until we reach our 5% goal.

The Board of Directors and Management of Peoples Bankcorp, Inc. and Ogdensburg Federal Savings and Loan Association will continue to work together to increase profits and shareholder value. Our strategy continues to be to operate a well capitalized, profitable company by providing high quality products and services that meet the changing needs of the residents and businesses in our market area.

Thank you for your support as we look optimistically toward fiscal year 2002.

Sincerely,

ROBERT E. WILSON
President and Chief Executive Officer

PEOPLES BANKCORP, INC.

Peoples Bankcorp, Inc. (the "Company"), a New York corporation, was organized at the direction of the Board of Directors of Ogdensburg Federal Savings and Loan Association ("Ogdensburg Federal" or the "Association") in September 1998 to acquire all of the capital stock to be issued by the Association in its conversion from mutual to stock form (the "Conversion"). The Conversion was completed on December 28, 1998, with the Company issuing 134,390 shares of its common stock, par value $0.01 per share (the "Common Stock") to the public, and the Association issuing all of its issued and outstanding common stock to the Company. Prior to the Conversion, the Company did not engage in any material operations. The Company does not have any significant assets other than the outstanding capital stock of the Association, cash and investment securities and a note receivable from the ESOP. Because substantially all of the Company's operations consist of the operations of the Association, this report is largely a discussion of the Association's operations. At December 31, 2001, the Company had total assets of $28.2 million, deposits of $24.0 million, net loans receivable of $18.8 million and stockholders' equity of $3.1 million.

OGDENSBURG FEDERAL SAVINGS AND LOAN ASSOCIATION

The Association is a federal stock savings and loan association operating through one office in Ogdensburg, New York. Ogdensburg Federal was founded in 1888 as a federally chartered institution and a member of the Federal Home Loan Bank ("FHLB") System. The Association's principal business consists of attracting deposits from the public and originating residential mortgage loans. The Association also offers various types of consumer loans and a limited number of commercial real estate and commercial business loans. The Association's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") under the SAIF.

Both the Company's and Ogdensburg Federal's executive offices are located at 825 State Street, Ogdensburg, New York 13669 and its main telephone number is (315) 393-4340.

MARKET INFORMATION

The Common Stock is listed in the over-the-counter through the OTC "Electronic Bulletin Board" under the symbol "PBKO." There are currently 131,390 shares of the Common Stock outstanding. The number of registered holders of Common Stock on December 31, 2001 was 126. Trading in the Common Stock commenced on December 28, 1998. The high and low bid prices for the Common Stock and dividends declared for each quarter of 1999 and 2000 are set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Quarter	High	Low	Dividends Declared
March 31, 2000	11.75	11.75	--
June 30, 2000	12.00	11.75	--
September 30, 2000	14.00	12.25	--
December 31, 2000	14.00	14.00	$0.05
March 31, 2001	14.75	14.00	--
June 30, 2001	17.25	14.75	--
September 30, 2001	18.00	17.25	--
December 31, 2001	20.00	18.00	$0.05

The income of the Company consists of interest on investment and related securities and dividends which may periodically be declared and paid by the Board of Directors of the Association on the common shares of the Association held by the Company.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Association is not permitted to pay a cash dividend on its common shares if the Association's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations require that savings institutions submit notice to the OTS prior to making a capital distribution if (a) they would not be well-capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) the institution is a subsidiary of a holding company. A savings institution must make application to the OTS to pay a capital distribution if (x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceeds the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or condition imposed by the OTS. If neither the savings institution nor the proposed capital distribution meet any of the foregoing criteria, then no notice or application is required to be filed with the OTS before making a capital distribution. The OTS may disapprove or deny a capital distribution if in the view of the OTS, the capital distribution would constitute an unsafe or unsound practice.

The Association currently meets all of its regulatory requirements and, unless the OTS determines that the Association is an institution requiring more than normal supervision, the Association may pay dividends in accordance with the foregoing provisions of the OTS regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest it earns on its interest-earning assets and the rates it pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's results of operations are also affected by non-interest expense, including primarily compensation and employee benefits, federal deposit insurance premiums and office occupancy costs. The Company's results of operations also are affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond its control.

The Company believes there is sufficient demand in its market area to continue its policy of emphasizing lending in the one- to four-family real estate loan area. In addition, the Company hopes to experience continued growth in its consumer loan portfolio; however, there is no assurance that it will be able to do so.

Market/Interest Rate Risk Disclosure

Qualitative Disclosure. The Company's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on its net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, its net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Company's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

The Company's primary method of managing interest rate is to emphasize the origination of ARM loans. The Company's ARM loans provide that the interest rate will adjust every year. The terms of these loans generally limit the amount of any rate change to a maximum of 2% and also provide that the rate may not increase above a "ceiling" rate established at the time the loan is made. At December 31, 2001, approximately 48% of its mortgage loan portfolio had adjustable rates. The Company also purchases investment securities with relatively short maturities, normally three years or less. At December 31, 2001, approximately 20% of its investment portfolio had a maturity of five years or less. The Company also seeks to cushion itself against interest rate fluctuations by preserving a loyal depositor base whose accounts are less likely to switch to institutions that may be offering higher rates. The Company monitors its deposit rates on a weekly basis to ensure that it remains competitive.

Quantitative Disclosure. In recent years, the Company has measured its interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and the rates at which deposits will be withdrawn by depositors over time formerly provided by the OTS. However, the OTS now measures an institution's interest rate risk by computing the amount by which the net present value of cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates. The following table presents the interest rate sensitivity of the Company's NPV at December 31, 2001, as calculated by the OTS, which is based upon quarterly information that it voluntarily provided to the OTS.

Change in Rates	Net Portfolio Value (Dollars in thousands)			NPV as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
+ 300 bp	$1,917	$(1,389)	(42)%	7.10%	(439) bp
+ 200 bp	2,375	(931)	(28)	8.61	(288) bp
+ 100 bp	2,855	(451)	(14)	10.13	(136) bp
0 bp	3,306			11.49	
- 100 bp	3,631	325	10	12.42	93 bp
- 200 bp	--	0	0	0.00	0 bp
- 300 bp	--	0	0	0.00	0 bp

The board of directors has established a policy setting forth maximum NPV variances as a result of such instantaneous and permanent changes in interest rates. At December 31, 2001, the Company's interest rate sensitivity was within the policy established by the board.

While the Company cannot predict future interest rates or their effects on its NPV or net interest income, it does not expect current interest rates to have a material adverse effect on its NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit runoff and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARM loans, generally have features that restrict changes in interest rates on a short-term basis and over the life of the loan. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The board of directors reviews the Company's asset and liability policies. The board of directors meets regularly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to its asset and liability goals and strategies. The Company expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,					
	2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans (1)	$ 19,674	$ 1,606	8.16%	$ 20,651	$ 1,697	8.21%
Securities (2)	5,851	432	7.38	4,433	286	6.45
Other short-term investments	1,588	56	3.52	1,173	67	5.71
Total interest-earning assets	27,113	2,094	7.72	26,257	2,050	7.81
Non-interest-earning assets	626			562		
Total assets	$ 27,739			$ 26,819		
Interest-bearing liabilities:						
Savings and club accounts	$ 3,073	$ 77	2.51	$ 3,018	83	2.76
Time certificates	18,101	1,080	6.00	17,784	1,014	5.71
NOW accounts and money market accounts	1,935	40	2.07	1,643	29	1.77
Borrowings	750	52	6.93	625	42	6.70
Total interest-bearing liabilities	23,859	1,249	5.23	23,070	1,168	5.07
Non-interest-bearing liabilities	884			870		
Total liabilities	24,743			23,940		
Total equity	2,996			2,879		
Total liabilities and equity	$ 27,739			$ 26,819		
Net interest income		$ 845			$ 882	
Net interest rate spread			2.49%			2.74%
Net yield on interest-earning assets			3.12%			3.36%
Average interest-earning assets to average interest-bearing liabilities			1.14x			1.14x

(1) Non-accrual loans are included in average balances, less allowance for loan losses and deferred fees.
(2) Securities are included at amortized cost, with net unrealized gains or losses on securities available-for-sale included as a component of non-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rate (change in rate multiplied by old volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated proportionately to the absolute dollar amounts of change in each.

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loans	$ (81)	$ (10)	$ (91)	$ 30	$ 31	$ 61
Securities	91	55	146	88	20	108
Other short-term investments	24	(35)	(11)	(21)	(2)	(23)
Total interest-earning assets	34	10	44	97	49	146
Interest expense:						
Savings and club accounts	2	(8)	(6)	3	(9)	(6)
Time certificates	18	48	66	58	52	110
NOW and money market accounts	6	5	11	(12)	11	(1)
Borrowings	8	2	10	(6)	13	7
Total interest-bearing liabilities	34	47	81	43	67	110
Change in net interest income	$ --	$ (37)	$ (37)	$ 54	$ (18)	$ 36

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets increased by $900,000, or 3.2%, from $27.3 million at December 31, 2000 to $28.2 million at December 31, 2001. The increase in assets for the period was attributable to the growth in the Company's investment portfolio of $1.4 million, or 27.5%, which was the result of GNMA purchases. The growth was partially funded by the short-term borrowings from the FHLB of New York. Total liabilities increased by $800,000, or 3.2%, from $24.3 million at December 31, 2000 to $25.1 million at December 31, 2001. At December 31, 2001, total deposits amounted to $24.0 million, an increase of $300,000, or 1.3%, from December 31, 2000's level of $23.7 million. The deposit growth consisted primarily of time certificates and savings and club accounts.

Total equity increased by $137,000, or 4.7%, due mainly to retained earnings from the period. At December 31, 2001, the Company was in compliance with all applicable regulatory capital requirements with total core and tangible capital of $2.7 million (9.8% of adjusted total assets) and total risk-based capital of $2.9 million (21.6% of risk-weighted assets).

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000

Net Income. Net income decreased $22,000, or 13.75% from $160,000 for the fiscal year ended December 31, 2000 to $138,000 for the fiscal year ended December 31, 2001. The primary reasons for the decrease were an increase in noninterest expense and decrease in net interest income.

Net Interest Income. Net interest income before provision for loan losses decreased from $882,000 for fiscal year 2000 to $845,000 for fiscal year 2001. The $37,000, or 4.2%, decrease was due to an increase in interest expense and a decrease in loan and fee income offset by an increase in interest on investment securities. Interest income from loans totaled $1.6 million for the year ended December 31, 2001 as compared to $1.7 million for the year ended December 31, 2000 for a decrease of $100,000 or 5.9%. During the year ended December 31, 2001, the average balance of the loan portfolio decreased by $977,000 or 4.7% to $19.7 million for 2001 as compared to $20.6 million for 2000. The average yield decreased by 5 basis points from 8.21% in 2000 to 8.16% in 2001. During the year ended December 31, 2001, the average balance of the securities portfolio increased by $1.4 million, or 32% to $5.9 million. The average yield on the securities portfolio rose by 93 basis points from 6.45% in 2000 to 7.38% in 2001. Interest income from the Company's securities portfolio increased by $146,000, or 51.0%, from $286,000 for the year ended December 31, 2000 to $432,000 for the year ended December 31, 2001 with the increase primarily attributable to the increase in the average balance of the portfolio and, to a lesser extent, the improved yield. Interest income from short-term investments amounted to $56,000 in 2001, down from $67,000 for the year ended December 31, 2000 with the $11,000 decrease attributable to a decreased average balance of investments of this type.

Total interest expense amounted to $1.2 million in the year ended December 31, 2001, equal to the $1.2 million n the year ended December 31, 2000. For the year ended December 31, 2001, the average balance of certificate of deposit accounts was $18.1 million, a $300,000, or 2% increase from $17.8 million in 2000. The Bank did utilize Federal Home Loan Bank of New York advances during 2000. Interest expense related to these borrowings amounted to $52,000 in 2001 as compared to $42,000 in 2000 with the $10,000 increase amount of such borrowings.

Provision for Loan Losses. During fiscal year 2001, the Company recorded a $61,000 provision for loan losses, as compared to a provision of $39,000 during the previous fiscal year. Future additions to the loan loss allowance will be based on the analysis of the loan portfolio as described above, and, accordingly, are not predictable.

Noninterest Income. Noninterest income was $102,000 for fiscal year 2001 as compared to $50,000 for fiscal year 2000 for an increase of $52,000, or 104%, in 2001. The primary component of noninterest income in 2001 was a gain on sale of available for sale securities. Service charges totaled $36,000 in 2001 equaling $36,000 in 2000.

Noninterest Expense. For fiscal year 2001, total noninterest expenses were $690,000 as compared to $646,000 for fiscal year 2000. The increase in this expense level was due mainly to increases in salaries and employee benefits of $26,000 and directors' fees and expenses of $5,000.

Income Tax Expense. Income tax expense for fiscal year 2001 amounted to $58,000 as compared to $87,000 for fiscal year 2000. The $29,000 decrease was attributable to changes in the composition of the income base, the amount of tax-exempt income and non-deductible expenses. The Company's effective tax rates for fiscal years 2001 and 2000 were 30% and 35.0%, respectively.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits and funds provided from operations. The Association is also able to obtain advances from the FHLB of New York, although historically it has done this rarely. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Company uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing time certificates and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitments to make loans and management's assessment of its ability to generate funds.

A major portion of the Company's liquidity consists of cash and cash equivalents, which include cash and interest-bearing deposits in other banks. The level of these assets is dependent upon its operating, investing, lending and financing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $2,048,000.

The Company's primary investing activities include origination of loans and purchases of investment and mortgage-backed securities. During the years ended December 31, 2001 and 2000, purchases of investment and mortgage-backed securities totaled $7.7 million and $1.8 million, respectively, while loan originations totaled $3.5 million and $5.4 million, respectively. These investments were funded in part by loan and securities and mortgage-backed securities repayments and maturities and an increase in time certificates received for the years ended December 31, 2001 and 2000.

At December 31, 2001, the Company had $115,800 in outstanding commitments to originate fixed-rate loans all at fixed rates between 7.50% - 10.00% and commitments to originate $95,000 on an adjustable rate basis. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Time certificates which are scheduled to mature in one year or less totaled $15.3 million at December 31, 2001. Based on historical experience management believes that a significant portion of such deposits will remain with the Company.

The Association is subject to federal regulations that impose certain minimum capital requirements. At December 31, 2001, the Association was in compliance with all of these requirements.

Impact of Inflation and Changing Prices

The Company's financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of its operations. As a result, interest rates have a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends existing disclosure rules regarding pension and other post-retirement benefits to standardize the disclosure formats effective for fiscal years beginning after December 15, 1997. The Bank adopted the provisions of SFAS No. 132 on January 1, 1998.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes comprehensive accounting and reporting requirements for derivative instruments and hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value depends on the intended use of the derivative and the type of risk being hedged. SFAS 133 is effective for the Company and the Association for all fiscal quarters beginning January 1, 2000. SFAS 137 delayed the effective date until all fiscal quarters of all fiscal years beginning after June 15, 2000. Earlier adoption is permitted although the Company does not expect to do so. SFAS No. 133 also permits certain reclassifications of securities among the trading, available for sale and held to maturity classifications. The Company has no current intention to reclassify any securities pursuant to SFAS 133. The Company does not presently use derivatives and the adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated financial statements.

During June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed implementation difficulties that apply to SFAS 133. This statement is to be adopted concurrently with SFAS 133. The Company does not expect this statement to have a material impact on its consolidated financial statements.

The FASB issued SFAS 140, "Accounting and Servicing of Financial Assets and Extinguishments of Liabilities," during September 2000. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The effective date for this statement is for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company does not expect this statement to have a material impact on its consolidated financial statements.

SFAS No. 141, "Business Combinations" was issued during June 2001. This statement requires that all business combinations be accounted for by the purchase method. This statement also requires additional disclosure about the reason for the business combination and allocation of the purchase price. This statement applies to all business combinations initiated after June 30, 2001. The Company does not expect this statement to have a material impact on its consolidated financial statements.

During June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that one accounting model be used for long-lived assets to be disposed of by sale. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect this statement to have a material impact on its consolidated financial statements.

MORROW & POULSEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
145 CLINTON STREET
WATERTOWN, N.Y. 13601

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Stockholders of
Peoples Bankcorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Peoples Bankcorp, Inc. (the Company) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bankcorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MORROW & POULSEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Morrow + Poulsen, P.C.

MARCH 6, 2002
WATERTOWN, NEW YORK

PEOPLES BANKCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

ASSETS	2001	2000
Cash and Cash Equivalents:		
Cash and due from banks	$ 1,403	$ 605
Interest-bearing deposits with other banks	645	204
Total Cash and Cash Equivalents	2,048	809
Securities available-for-sale - at fair value	5,034	1,017
Securities held-to-maturity (fair value of $1,568 at December 31, 2001 and $4,192 at December 31, 2000)	1,525	4,126
Loans, net of deferred fees	19,015	20,688
Less - allowance for loan losses	179	176
Net Loans	18,836	20,512
Premises and equipment, net	418	444
Foreclosed real estate	45	0
Federal Home Loan Bank stock, at cost - required by law	163	155
Accrued interest receivable	145	179
Other assets	3	19
TOTAL ASSETS	$ 28,217	$ 27,261
	=======	=======
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand accounts - non-interest bearing	$ 735	$ 813
Savings and club accounts - interest bearing	3,215	2,930
Time certificates - interest bearing	18,126	18,075
NOW and money market accounts - interest bearing	1,943	1,927
Total Deposits	24,019	23,745
Borrowed money	1,000	500
Advance payments by borrowers for property taxes and insurance	2	2
Other liabilities	131	86
Total Liabilities	25,152	24,333
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock $.01 par value per share, 500,000 shares authorized, no shares issued or outstanding	0	0
Common stock of $.01 par value, 3,000,000 shares authorized, 131,979 and 132,390 shares issued and outstanding at December 31, 2001 and 2000	1	1
Additional paid-in capital	1,007	1,003
Retained earnings - substantially restricted	2,167	2,036
Accumulated other comprehensive income	3	0
Loan to Employee Stock Ownership Plan	(75)	(86)
Common stock in treasury, at cost (2,411 and 2,000 shares at December 31, 2001 and 2000)	(38)	(26)
Total Stockholders' Equity	3,065	2,928
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 28,217	$ 27,261
	=======	=======

See accompanying notes to consolidated financial statements.

PEOPLES BANKCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS EXCEPT FOR SHARE DATA)

	2001	2000
Interest Income:		
Interest and fees on loans	$ 1,606	$ 1,697
Interest on investment securities	432	286
Interest on other short-term investments	56	67
Total Interest Income	2,094	2,050
Interest Expense:		
Deposits	1,197	1,126
Borrowings	52	42
Total Interest Expense	1,249	1,168
Net Interest Income	845	882
Provision for Loan Losses	61	39
Net Interest Income after Provision for Loan Losses	784	843
Non-Interest Income:		
Service charges	36	36
Gain on sale of available-for-sale securities	46	0
Other	20	14
Total Non-Interest Income	102	50
Non-Interest Expenses:		
Salaries and employee benefits	343	317
Directors' fees and expense	63	58
Building, occupancy and equipment	63	62
Data processing	38	35
Postage and supplies	35	29
Deposit insurance premium	5	5
Insurance	11	18
Other	132	122
Total Non-Interest Expenses	690	646
Income before Income Tax Expense	196	247
Income Tax Expense	58	87
Net Income	$ 138	$ 160
Earnings Per Share - Basic	$1.10	$1.28
Earnings Per Share - Diluted	1.05	1.23

See accompanying notes to consolidated financial statements.

PEOPLES BANKCORP, INC. AND SUBSIDIARY

CONSOLDIATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Loan to Employee Stock Ownership Plan	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 1999	$1	$1,002	($97)	$1,882	$	$	$2,788
Comprehensive Income:							
Net Income				160			160
Comprehensive Income				160			160
ESOP Transactions		1	11				12
Purchase of treasury stock (2000 shares)						(26)	(26)
Cash dividends declared ($.05 per share)				(6)			(6)
Balance at December 31, 2000	1	1,003	(86)	2,036	0	(26)	2,928
Comprehensive Income:							
Net Income				138			138
Other Comprehensive Income:							
Net unrealized gains on securities available-for-sale					3		3
Total Comprehensive Income				$138	$3		141
ESOP Transactions		4	11				15
Purchase of treasury stock (1000 shares)						(20)	(20)
Issuance of common shares:							
Management recognition plan (589 shares)						8	8
Cash dividends declared ($.05 per share)				(7)			(7)
Balance at December 31, 2001	$1	$1,007	($75)	$2,167	$3	($38)	$3,065

See accompanying notes to consolidated financial statements.

PEOPLES BANKCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

	2001	2000
Cash Flows from Operating Activities:		
Net income	$ 138	$ 160
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	26	25
(Gain) on sale of available-for-sale securities	(46)	0
(Gain) on sale of foreclosed real estate	(3)	0
(Increase) decrease in accrued interest receivable	34	(16)
Provision for loan losses	61	39
Net amortization of premiums/discounts	26	1
Increase (decrease) in other liabilities	53	(39)
(Increase) decrease in other assets	16	(12)
Net Cash Provided by Operating Activities	305	158
Cash Flows from Investing Activities:		
Net decrease in loans	1,428	215
Purchases of securities available-for-sale	(7,754)	(1,017)
Proceeds from maturities and principal reductions of securities available-for-sale	1,796	0
Proceeds from sales of securities available-for-sale	1,964	0
Purchases of securities held-to-maturity	0	(750)
Proceeds from maturities and principal reductions of securities held-to-maturity	2,601	488
Purchase of FHLB stock - required by law	(8)	(16)
Purchase of premises and equipment	0	(6)
Sale of foreclosed real estate	145	0
Net Cash Provided (Used) by Investing Activities	172	(1,086)
Cash Flows from Financing Activities:		
Increase in deposits	274	1,301
Advances from FHLB	1,000	0
Repayments to FHLB	(500)	(1,000)
Loan payment received from Employee Stock Ownership Plan	15	12
Decrease in advance payments by borrowers for property taxes and insurance	0	(1)
Cash dividends paid on common stock	(7)	(6)
Payments to acquire treasury stock	(20)	(26)
Net Cash Provided by Financing Activities	762	280
Net Increase (Decrease) in Cash and Cash Equivalents	1,239	(648)
Cash and Cash Equivalents at Beginning of Year	809	1,457
Cash and Cash Equivalents at End of Year	$ 2,048	$ 809

PEOPLES BANKCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONT.)
YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

	2001	2000
Supplemental Disclosure of Cash Flow Information:		
Non-cash investing activities:		
Loans transferred to real estate owned through foreclosure	$ 202	$ 0
Cash Paid During the Year for:		
Interest	1,248	1,181
Income taxes	57	74

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

(1) Summary of Significant Accounting Policies

Peoples Bankcorp, Inc. ("the Company" or "the Parent") was incorporated on September 17, 1998 in connection with its wholly-owned subsidiary's, Ogdensburg Federal Savings and Loan Association ("the Bank"), conversion from a Federally-chartered mutual saving and loan to a Federally-chartered stock savings and loan, as approved by the Office of Thrift Supervision ("OTS"). Ogdensburg Federal was founded in 1888 as a federally chartered institution and a member of the Federal Home Loan Bank ("FHLB") System. The Bank's principal business consists of attracting deposits from the public and originating residential mortgage loans. The Bank also offers various types of consumer loans and a limited number of commercial real estate and commercial business loans. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") under the SAIF. The accounting principles used and methods of applying them conform with generally accepted accounting principles and practices within the savings and loan industry. The following are descriptions of the more significant of the accounting and reporting policies.

(a) Basis of Financial Statement Presentation

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Actual results could differ significantly from those estimates.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash and cash equivalents include vault cash and amounts due from banks, which represents short-term highly liquid investments.

(1) Summary of Significant Accounting Policies (Cont.)

(d) Securities

The Bank classifies its debt securities as either available-for-sale or held-to-maturity as the Bank does not hold any securities considered to be trading. Held-to-maturity securities are those debt securities the Bank has the ability and intent to hold until maturity. All other debt securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the fair value of an available-for-sale or held-to-maturity security that is deemed to be other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on securities are included in earnings and are calculated using the specific identification method for determining the cost of the securities sold.

(e) Loans

Loans are reported at the principal amount outstanding, net of deferred fees. Fees and certain direct origination costs related to lending activities are recognized using the interest method over the contractual lives of the loans. Management has the ability and intent to hold its loans to maturity.

Interest on loans is accrued and included in income at contractual rates applied to the principal outstanding. The accrual of interest on loans (including impaired loans) is generally discontinued and previously accrued interest is reversed or an allowance is established when loan payments are 90 days or more past due or when, by the judgment of management, collectibility becomes uncertain. The allowance is established by a charge to interest income equal to all interest previously accrued. Subsequent recognition of income occurs only to the extent that payment is received. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

(1) Summary of Significant Accounting Policies (Cont.)

(f) Allowance for Loan Losses

The allowance for loan losses consists of the provision charged to operations based upon past loan loss experience, management's evaluation of the loan portfolio under current economic conditions and such other factors that require current recognition in estimating loan losses. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively.

The Bank estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. Residential mortgage loans, consumer loans and home equity lines of credit are evaluated collectively since they are homogenous and generally carry smaller individual balances. Impairment losses are included as a component of the allowance for loan losses. The Bank recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgement and the related factors discussed above.

(g) Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of the unpaid loan balance or fair value less estimated costs to sell. Write-downs from the unpaid loan balance to fair value at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, are charged to other expenses.

(h) Premises and Equipment

Land is carried at cost and buildings and improvements and furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (10-36 years for building and improvements and 5-7 years for furniture and equipment).

(1) Summary of Significant Accounting Policies (Cont.)

(i) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(j) Comprehensive Income

On January 1, 1998, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying of comprehensive income and its components. Comprehensive income includes the reported net income of a bank adjusted for items that are currently accounted for as direct entries to equity, such as the mark to market adjustment on securities available for sale, foreign currency items and minimum pension liability adjustments. At the Company, comprehensive income represents net income plus other comprehensive income, which consists of the net change in unrealized gains or losses on securities available for sale for the period. Accumulated other comprehensive income represents the net unrealized gains or losses on securities available for sale as of the balance sheet dates.

The following summarizes the components of other comprehensive income (in thousands):

	Years Ended December 31, 2001	2000
Other comprehensive income, before tax:		
Net unrealized holding gain (loss) on securities	$3	$0
Reclassification adjustment for (gains) losses included in net income	0	0
Other comprehensive income, before tax	$3	$0
Income tax expense related to items of other comprehensive income	0	0
Other comprehensive income, net of tax	$3	$0

(1) Summary of Significant Accounting Policies (Cont.)

(k) Earnings Per Share

Earnings Per Common Share. Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

A reconciliation of the numerator and denominator of both basic and dilutive earnings per share:

	December 31, 2001	December 31, 2000
Numerator:		
Income available to common stockholders	$ 138,000	$ 160,000
Denominator:		
Weighted average number of common shares used in basic EPS	124,986	124,994
Effect of dilutive securities:		
Stock options	7,392	4,638
Weighted Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	132,378	129,632

(l) Financial Instruments with Off-Balance Sheet Risk

The Bank does not engage in the use of derivative financial instruments. The Bank's off-balance sheet financial instruments are limited to commitments to extend credit.

(1) Summary of Significant Accounting Policies (Cont.)

(m) New Accounting Standards

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes comprehensive accounting and reporting requirements for derivative instruments and hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value depends on the intended use of the derivative and the type of risk being hedged. SFAS 133 is effective for the Bank for all fiscal quarters beginning January 1, 2000. SFAS 137 delayed the effective date until all fiscal quarters of all fiscal years beginning after June 15, 2000. Earlier adoption is permitted although the Bank did not do so. SFAS No. 133 also permits certain reclassifications of securities among the trading, available-for-sale and held-to-maturity classifications. The Bank has no current intention to reclassify any securities pursuant to SFAS 133. The Bank does not presently use derivatives and the adoption of SFAS 133 is not expected to have a material impact on the Bank's consolidated financial statements.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 standardizes the disclosure requirements for pensions and other post-retirement benefits. This statement is effective for financial statements for periods beginning after December 15, 1997. The Bank adopted the provisions of SFAS No. 132 on January 1, 1998.

During June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed implementation difficulties that apply to SFAS 133. This statement is to be adopted concurrently with SFAS 133. The Bank does not expect this statement to have a material impact on its consolidated financial statements.

(1) Summary of Significant Accounting Policies (Cont.)

(m) New Accounting Standards (Cont.)

The FASB issued SFAS 140, "Accounting and Servicing of Financial Assets and Extinguishments of Liabilities," during September 2000. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The effective date for this statement is for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Bank does not expect this statement to have a material impact on its consolidated financial statements.

SFAS No. 141, "Business Combinations" was issued during June 2001. This statement requires that all business combinations be accounted for by the purchase method. This statement also requires additional disclosure about the reason for the business combination and allocation of purchase price. This statement applies to all business combinations initiated after June 30, 2001. The Bank does not expect this statement to have a material impact on its consolidated financial statements.

During June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Bank does not expect this statement to have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that one accounting model be used for long-lived assets to be disposed of by sale. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Bank does not expect this statement to have a material impact on its consolidated financial statements.

(2) Securities

Securities are summarized as follows (in thousands):

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
Mortgage-backed Securities - GNMA	$5,031	$3	$0	$5,034
Held-to-Maturity:				
U. S. Government and federal agency securities	$1,500	$37	$0	$1,537
Mortgage-backed securities - GNMA	25	6	0	31
	$1,525	$43	$0	$1,568

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
Mortgage-backed Securities - GNMA	$1,017	$0	$0	$1,017
Held-to-Maturity:				
U. S. Government and federal agency securities	$2,500	$29	$1	$2,528
Mortgage-backed securities - GNMA	1,626	38	0	1,664
	$4,126	$67	$1	$4,192

(2) Securities (Cont.)

The following table presents the carrying value and fair value of securities based on maturity date at December 31, 2001:

	Amortized Cost	Fair Value
	(in thousands)	
Available-for-sale:		
Due after ten years	$ 5,031	$ 5,034
Held-to-maturity:		
Due within one year	$ 250	$ 255
Due after one year through five years	1,000	1,014
Due after five years through ten years	275	299
	$ 1,525	$ 1,568

The following table presents the carrying value and fair value of securities based on maturity date at December 31, 2000:

	Amortized Cost	Fair Value
	(in thousands)	
Available-for-sale:		
Due after ten years	$ 1,017	$ 1,017
Held-to-maturity:		
Due within one year	$ 500	$ 499
Due after one year through five years	1,250	1,266
Due after five years through ten years	779	794
Due after ten years	1,597	1,633
	$ 4,126	$ 4,192

The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2001, the proceeds from sale of available-for-sale securities were $1,963,779 and gains recognized were $45,956.

There were no sales of available-for-sale securities during 2000.

(3) Loans Receivable

Loans are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Mortgages:		
One to four family residential	$ 12,328	$ 12,506
Commercial	517	523
Construction	266	78
	13,111	13,107
Other Loans:		
Automobile	3,093	4,513
Home equity	1,042	1,127
Passbook	164	126
Commercial	674	699
Other	908	1,095
	5,881	7,560
Total Loans	18,992	20,667
Net Deferred Fees	23	21
	$ 19,015	$ 20,688

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years Ended December 31, 2001	Years Ended December 31, 2000
Balance at beginning of period	$ 176	$ 176
Provision charged to operations	61	39
Recoveries	6	6
Loans charged off	(64)	(45)
Balance at end of period	$ 179	$ 176

(3) Loans Receivable (Cont.)

At December 31, 2001 and 2000, impaired loans totaled $47,000 and $16,000, respectively, with no related allowance for loan losses as a result of cash flow analysis. The average recorded investment in impaired loans was $121,000 and $28,000 during the years ended December 31, 2001 and 2000, respectively. Interest income recognized on impaired loans was $1,000 and $5,000 during the years ended December 31, 2001 and 2000, respectively.

The principal balances of loans not accruing interest amounted to approximately $47,000 and $-0- at December 31, 2001 and 2000, respectively. The interest income foregone for non-accruing loans was approximately $2,000 and $1,000 during the years ended December 31, 2001 and 2000, respectively.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. The following table presents a summary of the activity with respect to loans to directors and executive officers at December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
Balance outstanding - beginning of year	$ 737,335	$ 735,805
New loans	7,000	85,000
Principal repayments	(104,044)	(83,470)
Balance outstanding - end of year	$ 640,291	$ 737,335

(4) Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Land	$ 125	$ 125
Buildings and improvements	429	429
Furniture and equipment	67	67
	621	621
Less - accumulated depreciation and amortization	(203)	(177)
	$ 418	$ 444

Depreciation and amortization expense amounted to $26,000 and $25,000 during the years ended December 31, 2001 and 2000, respectively.

(5) Accrued Interest Receivable

Accrued interest receivable is summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Loans	$ 95	$ 117
Securities	50	62
	$ 145	$ 179

(6) Deposits

At December 31, 2001 and 2000, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $3,769,000 and $3,887,000, respectively. Deposit balances in excess of $100,000 are not insured by the FDIC. Deposits from officers and directors at December 31, 2001 were $173,620.

Contractual maturities of time certificates are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Within one year	$15,263	$14,820
One through two years	2,345	2,520
Two through three years	291	604
Three through four years	122	17
Four through five years	105	114
Total Time Certificates	$18,126	$18,075

Interest expense on deposits is summarized as follows (in thousands):

	Years Ended December 31, 2001	Years Ended December 31, 2000
Savings, club and escrow accounts	$ 77	$ 83
Time certificates	1,080	1,014
NOW accounts and money market accounts	40	29
	$ 1,197	$ 1,126

(7) Borrowings

The Bank is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. At December 31, 2001 and 2000, the Bank was authorized to borrow up to 30 percent of total assets.

During 2001 the Bank had the following advances from the FHLB:

Advance Date	Maturity Date	Current Rate	Outstanding Balance (in thousands)
12/14/01	10/14/03	3.31%	$1,000

(8) Income Taxes

The Company and its subsidiary file consolidated tax returns on a calendar year basis.

Income taxes were allocated as follows (in thousands):

	December 31, 2001	December 31, 2000
Income before income tax expense	$58	$87
Changes in equity, for changes in unrealized gains on securities	0	0
	$58	$87

The components of income tax expense attributable to income from operations are (in thousands):

	December 31, 2001	December 31, 2000
Current:		
Federal	$67	$60
State	13	9
	$80	$69
Deferred:		
Federal	($17)	$17
State	(5)	1
	($22)	$18
	$58	$87

(8) Income Taxes (Cont.)

Actual tax expense attributable to income before income taxes differed from "expected" tax expense, computed by applying the U. S. Federal statutory tax rate of 34% to income before income tax as follows (in thousands):

	Years Ended December 31, 2001	Years Ended December 31, 2000
Computed "expected" tax expense	$ 67	$ 84
Increase (decrease) in income taxes resulting from:		
State taxes, net of:		
Federal tax benefits	4	4
Benefit of Federal tax rates below statutory rates	(4)	(4)
Other items, net	(9)	3
	$ 58	$ 87
Effective tax rate	29.6%	35.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are (in thousands):

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Allowance for loan losses	$ 63	$ 65
Net deferred loan fees	3	4
Accrued expenses	11	10
Total Gross Deferred Tax Assets	$ 77	$ 79
Deferred tax liabilities:		
Accumulated depreciation on premises and equipment	$ 17	$ 19
Accrued interest receivable	52	68
Bad debt reserves in excess of base year reserve	0	4
Deferred expense	11	13
Total Gross Deferred Tax Liabilities	$ 80	$ 104
Net Deferred Tax Assets (Liabilities)	$ (3)	$ (25)

(8) Income Taxes (Cont.)

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Management believes that no valuation allowance is necessary.

Included in retained earnings at December 31, 2001 and 2000 is approximately $426,000 representing aggregate provisions for loan losses taken under the Internal Revenue Code. Use of these reserves to pay dividends in excess of earnings and profits or to redeem stock, or if the institution fails to qualify as a bank for Federal income tax purposes, would result in taxable income to the Bank.

(9) Pension Plan and Benefit Plans

The Bank has a non-contributory multiemployer pension plan.

The Bank participates in the Financial Institutions Retirement Fund. The Fund is a tax-qualified pension trust covering approximately 300 participating employers. Separate actuarial valuations are not made with respect to each employer. All full-time employees of the Bank are covered by the plan. Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions requires that in multiemployer plans, pension expense is equal to contributions required each accounting period. During the years ended December 31, 2001 and 2000, the Bank made contributions to the plan of $20,052 and $-0-, respectively.

The plan uses the projected unit credit cost method as its funding method. The maximum number of years in which the initial past service liability would be required to be paid off by any participating employer is 15. Actuarial gains and losses are spread as a part of the valuation method.

The Bank adopted a 401(k) Plan effective January 1, 1994 covering all full-time employees. The Bank's match of employee contributions was terminated December 31, 1998.

(9) Pension Plan and Benefit Plans (Cont.)

Employee Stock Ownership Plan

On December 28, 1998, the board of directors adopted an Employee Stock Ownership Plan ("ESOP") to provide stock awards to eligible employees of the Company. The Company issued a promissory note to the ESOP for $107,510 to purchase shares of the Company's common stock. The ESOP will repay the note in annual payments of principal and interest through December 31, 2008. The first payment was due on December 31, 1999.

Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt. As shares are released from collateral, the shares become outstanding for earnings-per-share computations.

The ESOP shares as of December 31, 2001 and 2000 are as follows:

	December 31, 2001	December 31, 2000
Allocated shares	2,051	1,075
Shares released for allocation	1,075	1,075
Unreleased shares	7,526	8,601
Total ESOP shares	10,751	10,751
Fair values of unreleased shares at December 31	$150,520	$120,414

The amount of the Company's annual contribution to the ESOP is at the discretion of the Company's board of directors. Contributions for 2001 and 2000 were $15,856 and $11,825, respectively.

(9) Pension Plan and Benefit Plans (Cont.)

Management Recognition Plan

On May 16, 2000, the stockholders of the Company approved a management recognition plan ("MRP"). With funds to be contributed by the Company, the MRP will purchase 2,956 shares of the Company's common stock. These shares will be purchased over a five year period with the first 20% of shares purchased May 16, 2001 and an additional 20% purchased on the following four anniversary dates. Under current accounting standards, the Company will recognize compensation expense as the shares are issued. The fair market value for the shares was established on the date the MRP was approved. As of December 31, 2001 and 2000, $6,876 and $4,584 of expense was recognized by the Company, respectively.

Stock Option and Incentive Plan

On May 16, 2000, the stockholders of the Company also approved a stock option and incentive plan. The option plan provides for the granting of stock options to certain employees and directors of the Company and the Bank and has a term of ten years from the effective date of the Plan. The Plan grants option for 7,392 shares of common stock. Certain executive officers and directors received an option to purchase shares at an exercise price equal to the market value on the day the Plan was adopted. The options vest over a five-year period from the date of award. Amounts received from the exercising of options are credited to common stock, and no charges to operations are made in connection with the stock option plan in accordance with Accounting Principles Board opinion No. 25.

If compensation cost had been determined on the basis of fair value pursuant to SFAS 123, net income and earnings per share would have been reduced as follows:

	December 31, 2000
Net Income:	
As reported	$160,000
Proforma	111,000
Basic Earnings Per Share:	
As reported	1.28
Proforma	.89
Diluted Earnings Per Share:	
As reported	1.23
Proforma	.86

(9) Pension Plan and Benefit Plans (Cont.)

Stock Option and Incentive Plan (Cont.):

The following is a summary of the status of the stock option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	0	$ 0
Granted	7,392	11.625
Exercised	0	0
Cancelled	0	0
Outstanding at December 31, 2000	7,392	11.625
Granted	0	0
Exercised	0	0
Cancelled	0	0
Outstanding at December 31, 2001	7,392	11.625
Options exercisable at December 31, 2000	0	0
Options exercisable at December 31, 2001	1,480	11.625

The following is a summary of the status of options outstanding at December 31, 2001:

............Outstanding Options.............				Exercisable Option	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
11.625	7,392	8 Years	11.625	1,480	11.625

(9) Pension Plan and Benefit Plans (Cont.)

Stock Option and Incentive Plan (Cont.):

The weighted average estimated fair value of stock options granted during 2000 was $6.69 per share. This amount was determined using the Black-Scholes option-price model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used on the Black-Scholes model were as follows for stock options granted in 2000:

Risk-free interest rate	5.11%
Expected volatility of common stock	45.1%
Dividend yield	0%
Expected life of options	10 Years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair values of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

(10) Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credits, market and interest rate risk in excess of the amounts recognized in the balance sheet. Credit risk represents the accounting loss that would be recognized at the reporting date if obligated counterparties failed completely to perform as contracted. Market risk represents risk that future changes in market prices make financial instruments less valuable.

(10) Commitments and Contingencies (Cont.)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's evaluation of the customer's financial position. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Substantially all commitments to extend credit, if exercised, will represent loans secured by real estate.

Commitments to originate fixed and adjustable rate loans are as follows (in thousands):

	December 31, 2001
Fixed rate - 7.5%-10%	$116
Adjustable rate	95
Total Commitments to Originate Loans	$211

Unused lines of credit, which includes home equity, consumer and commercial, amounted to $364,000 and $422,000 at December 31, 2001 and 2000, respectively.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments is represented by the contractual or notional amount of these instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Bank controls its credit risk through credit approvals, limits, and monitoring procedures.

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Bank.

(11) Concentrations of Credit

A substantial portion of the Bank's loans are mortgages in Northern New York State. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in this area. A majority of the Bank's loan portfolio is secured by real estate.

The Bank's concentrations of credit risk are disclosed in the schedule of loan classifications. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(12) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by its primary Federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted tangible assets (as defined), and tangible capital to tangible assets (as defined). As discussed in greater detail below, as of December 31, 2001, the Bank met all of the capital adequacy requirements to which it is subject.

As of March 31, 2001, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank has to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

(12) Regulatory Matters (Cont.)

The following is a reconciliation of the Bank's GAAP and Regulatory capital at December 31, 2001 and 2000 (in thousands):

	GAAP Capital	Tangible Capital	%	Core Capital	%	Risk-Based Capital	%
December 31, 2001	$2,728	$2,728		$2,728		$2,728	
Regulatory capital adjustments:							
Accumulated gain on available-for-sale securities		(3)		(3)		(3)	
General allowance for loan losses (up to 1.25% of risk-weighted assets)						167	
Total regulatory capital		$2,725	9.8%	$2,725	9.8%	$2,892	21.6%
Regulatory capital requirement		418	1.5%	1,115	4.0%	1,070	8.0%
Regulatory capital excess		$2,307		$1,610		$1,822	

	GAAP Capital	Tangible Capital	%	Core Capital	%	Risk-Based Capital	%
December 31, 2000	$2,561	$2,561		$2,561		$2,561	
Regulatory capital adjustments:							
General allowance for loan losses (up to 1.25% of risk-weighted assets)						176	
Total regulatory capital		$2,561	9.5%	$2,561	9.5%	$2,737	18.4%
Regulatory capital requirement		403	1.5%	1,075	4.0%	1,193	8.0%
Regulatory capital excess		$2,158		$1,486		$1,544	

(12) Regulatory Matters (Cont.)

The following is a summary of the Bank's actual capital amounts and ratios compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution under prompt corrective action provisions (in thousands):

	Actual		Minimum Capital Adequacy Requirement		To be Classified as Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital (to risk weighted assets)	$2,892	21.6%	$1,070	8.0%	$1,337	10.0%
Tier I Capital (to risk weighted assets)	2,725	20.4	535	4.0	802	6.0
Tier I Capital (to adjusted tangible assets)	2,725	9.8	1,115	4.0	1,394	5.0
Tangible Capital (to tangible assets)	2,725	9.8	418	1.5	-	N/A
As of December 31, 2000						
Total capital (to risk weighted assets)	$2,737	18.4%	$1,193	8.0%	$1,491	10.0%
Tier I Capital (to risk weighted assets)	2,561	17.2	596	4.0	894	6.0
Tier I Capital (to adjusted tangible assets)	2,561	9.5	1,075	4.0	1,344	5.0
Tangible Capital (to tangible assets)	2,561	9.5	403	1.5	-	N/A

(13) Fair Value of Financial Instruments

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

Cash and Cash Equivalents: The fair values are considered to approximate the carrying values, as reported in the balance sheet.

Securities: Fair values of securities are based on exchange quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

Loans: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are considered to approximate carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest approximates its fair value.

FHLB Stock: The carrying value of this instrument, which is redeemable at par, approximates fair value.

Off-Balance-Sheet Instruments: Fair values for the Bank's off-balance-sheet instruments (lines of credit and commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

Deposits: The fair values of demand, savings, club, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate time certificates are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these products to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings: As a result of the short-term nature of these instruments, the carrying amount approximates their fair value.

(13) Fair Value of Financial Instruments (Cont.)

The estimated carrying values and fair values of the Bank's financial instruments are as follows (in thousands):

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,048	$ 2,048	$ 809	$ 809
Securities	6,559	6,602	5,143	5,209
Loans, net	18,836	19,327	20,512	20,666
FHLB stock	163	163	155	155
Accrued interest receivable	145	145	179	179
Financial liabilities:				
Deposits:				
Demand accounts	735	735	813	813
Savings and club accounts	3,215	3,215	2,930	2,930
Time certificates	18,126	18,272	18,075	18,132
NOW and money market accounts	1,943	1,943	1,927	1,927
Borrowed money	1,000	1,000	500	500

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14) Conversion from Mutual to Stock Organization

On December 28, 1998 the Bank converted from a Federally chartered mutual savings and loan to a Federally chartered stock savings and loan. In connection with this conversion, the Bank issued all of its stock to the Parent and the Company issued 134,390 shares of common stock and received gross proceeds of $1,343,900. Costs associated with the conversion of $342,556 were accounted for as a reduction of gross proceeds.

At the time of conversion, the Bank established a liquidation account, which is a memorandum account that does not appear on the statement of financial condition, in an amount equal to its retained earnings as reflected in the latest statement of financial condition used in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

(15) Condensed Financial Statements of Parent Company

Financial information pertaining only to Peoples Bankcorp, Inc. is as follows:

Balance Sheet	December 31, 2001 (in thousands)	December 31, 2000 (in thousands)
Assets:		
Cash - interest bearing deposits with other banks	$ 145	$ 175
Loans	200	200
Accrued interest receivable	1	1
Investment in common stock of Ogdensburg Federal Savings and Loan Association	2,728	2,560
Total Assets	$ 3,074	$ 2,936
Liabilities and Stockholders' Equity:		
Other liabilities	$ 9	$ 8
Stockholders' Equity	3,065	2,928
Total Liabilities and Stockholders' Equity	$ 3,074	$ 2,936

Statement of Income	Years Ended December 31, 2001 (in thousands)	Years Ended December 31, 2000 (in thousands)
Interest on loans	$ 14	$ 19
Interest on investments	6	11
	$ 20	$ 30
Operating expenses	46	39
Income (loss) before equity in undistributed net income of Ogdensburg Federal Savings and Loan Association	$ (26)	$ (9)
Equity in undistributed net income of Ogdensburg Federal Savings and Loan Association	164	169
Net Income	$ 138	$ 160

(15) Condensed Financial Statements of Parent Company (Cont.)

Statement of Cash Flows	Years Ended December 31, 2001 (in thousands)	2000
Cash Flows from Operating Activities:		
Net income	$ 138	$ 160
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net income of Ogdensburg Federal Savings and Loan Association	(164)	(169)
(Increase) decrease in accrued interest receivable	0	3
Increase in other liabilities	8	3
Net Cash Provided (Used) by Operating Activities	$ (18)	$ (3)
Cash Flows from Investing Activities:		
Proceeds from maturities of securities held-to-maturity	$ 0	$ 125
Net Cash Provided (Used) by Investing Activities	$ 0	$ 125
Cash Flows from Financing Activities:		
Cash dividends paid on common stock	$ (7)	$ (6)
Payments to acquire treasury stock	(20)	(26)
Loan payment received from ESOP trustee	15	12
Net Cash Provided (Used) by Financing Activities	$ (12)	$ (20)
Net Increase (Decrease) in Cash and Cash Equivalents	$ (30)	$ 102
Cash and Cash Equivalents at Beginning of Year	175	73
Cash and Cash Equivalents at End of Year	$ 145	$ 175

BOARD OF DIRECTORS

Robert E. Hentschel
General Surgeon

Wesley L. Stitt
Chairman of the Board of the Company and the Association
Retired Superintendent of Schools

Anthony P. LeBarge
General Manager of NOCO Lubricants East Corp.

Robert E. Wilson
President and Chief Executive Officer of the Company and the Association

George E. Silver
Attorney and City Judge

EXECUTIVE OFFICERS

Robert E. Wilson
President and Chief Executive Officer of the Company and the Bank

Todd R. Mashaw
Secretary/Treasurer

OFFICE LOCATION

825 State Street
Ogdensburg, New York 13669
(315) 393-4340

GENERAL INFORMATION

Independent Auditors
Morrow & Poulsen P.C.
145 Clinton Street
Watertown, New York 13601

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W. Suite 700
Washington, D.C. 20036

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606

Annual Meeting
The Annual Meeting of Stockholders will be held on May 21, 2002 at 10:00 a.m. at Ogdensburg Federal Savings and Loan Association
825 State Street
Ogdensburg, New York 13669

Stockholder Inquiries and Availability of 10-KSB Report
A copy of the Company's Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2001 as filed with the Securities And Exchange Commission will be furnished without charge to stockholders as of the Record Date for the April 5, 2002 Annual Meeting upon written request to the Secretary, Peoples Bankcorp, Inc., 825 State Street, Ogdensburg, New York 13669.

PEOPLES BANKCORP, INC.

825 STATE STREET
OGDENSBURG, NEW YORK 13669
(315) 393-4340